1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

March 13, 2018

Sent by Email Only

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance – Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Email: GowetskiJ@sec.gov

Re:	Property Income Trust LLC (the “Company”)

Offering Statement on Form 1-A

Filed November 9, 2017

File No. 024-10731

Dear Ms. Gowetski:

Set forth below are the responses of Property Income Trust LLC (the “Company”) to the comment letter dated November 21, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance – Office of Real Estate and Commodities (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced Offering Statement on Form 1-A (the “Offering Statement”). To facilitate your review, the comments contained in the Comment Letter are restated below in italics, followed by the Company’s responses to each comment.

The Company is contemporaneously filing Amendment No. 2 to the Offering Statement on a non-confidential basis through EDGAR, and has enclosed herewith clean and blacklined versions of the Offering Statement showing the Company’s changes to the Offering Statement.

Ms. Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

March 13, 2018

Part II

Our Management Team, page 85

Security Ownership of Management and Certain Securityholders, page 86

1.	We note your ownership of management shares owned entirely by your Manager. Please tell us whether these shares have been issued, how you have depicted these shares as Members’ equity (deficit) within your financial statements, and whether such shares are allocated income from operations.

Response to Comment No. 1

Prior to December 28, 2016, all of the limited liability company interests of the Company were owned by its Manager and sole member, PIT Manager, LLC. On December 28, 2016, the Company and its Manager adopted the Limited Liability Company Agreement of the Company (Exhibit 1A-2B of the Offering Statement). Pursuant to Section 3.1 of the Limited Liability Company Agreement, the limited liability company interests of the Company were divided into fifty-five million “shares” broken into two classes: five million “Management Shares” and fifty million “Investor Shares.” Effective December 28, 2016, all of the Management Shares were issued to the Company’s Manager pursuant to Section 3.1 of the Limited Liability Company Agreement. Also on December 28, 2016, the Company’s Manager adopted an Authorizing Resolution (Exhibit 1A-15 of the Offering Statement) authorizing four million “Series A Investor Shares” (the shares to be offered and sold pursuant to the Offering Statement). At this time, no Series A Investor Shares have been issued.

The Company has revised the Balance Sheet and the Statement of Changes In Members’ Equity (Deficit) included in its audited financial statements for the year ended December 31, 2016, and the Balance Sheet and the Statement of Changes In Members’ Equity (Deficit) included in its unaudited financial statements for the interim period ended September 30, 2017, respectively, and the accompanying notes to such financial statements, to reflect the issuance of five million Management Shares to the Manager on December 28, 2016.

The Company notes that the previously filed Offering Statement erroneously stated at pages 50, 66, 86 and 87 that two hundred Series A Investor Shares were issued to the Company’s Sponsor, Mascia Development, LLC. At this time no Series A Investor Shares have been issued and the Company has no plans to issue such shares to its Sponsor, and the Offering Statement has been revised accordingly.

The Management Shares will be allocated income from the Company’s operations pursuant to the provisions of Section 3.1 of the Limited Liability Company Agreement and Section 3.2 of the Authorizing Resolution that established the Series A Investor Shares. Pursuant to those provisions, the holders of the Management Shares as a class are entitled to receive 10% of all distributions of operating cash flow and net proceeds of capital transactions, with the remaining 90% being distributed to the holders of the Series A Investor Shares as a class. This is described in the Offering Statement in the section titled “Distributions.”

Ms. Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

March 13, 2018

Unaudited Financial Statements as of September 30, 2017…, page F-23

2.	Please amend to provide the required comparative period financial information. Refer to Part F/S(c)(1) and (b)(4) of Form 1-A.

Response to Comment No. 2

In response to the Staff’s comment, the Company has amended its unaudited interim financial statements to include the required comparative period financial information.

* * *

Thank you for your continued attention to this matter. We are available at the Staff’s convenience should you have any further questions regarding this matter.

Very truly yours,

Markley S. Roderick

Enclosures

cc: Mark A. Mascia, CEO (sent via email with enclosures)